Notice Of Exempt Solicitation: (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: American Electric Power Company, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

American Electric Power Company, Inc. [NYSE:AEP]: Due to the company’s FAILURE to:

●	Align its decarbonization trajectory with IEA’s 2035 deadline for net zero emissions from electricity production in advanced economies,
●	Align over 40% of its operating and planned coal capacity closure timeline with a Below 2°C Scenario or a 1.5°C Scenario, and
●	Make a specific commitment to conduct all of its lobbying in line with the goals of the Paris Agreement, and its general opposition to U.S. federal and state climate policy;

Vote AGAINST:

●	Executive Chair Nicholas K. Akins,

●	Lead Director Sara Martinez Tucker, and

●	Corporate Governance Committee members: Sandra Beach Lin (Chair), Ben Fowke, and Art A. Garcia.

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that fail to align to limiting warming to 1.5°C pose risks to the financial system as a whole, and to investors’ entire portfolios. See www.proxyvoting.majorityaction.us for more information regarding Majority Action’s Proxy Voting for a 1.5°C World initiative and the transformation required in key industries.

American Electric Power (“AEP”) has the fourth-highest CO2 emission rate among electric power producers in the U.S.1 while generating the eleventh-most electricity.2 AEP’s generation capacity portfolio is majority coal-fueled,3 and in 2021 AEP relied on coal for 50% of its net generation.4 The company is among the 167 target companies named by Climate Action 100+ as the most significant global emitters and “key to driving the global net zero transition.”5

Electric power production is responsible for nearly one-third of energy-related carbon emissions in the United States.6 The largest publicly-traded electric utilities remain among the largest sources of carbon emissions in the U.S. economy.7 Their capital investments in fossil fuel-based electric power infrastructure have the potential to lock in greenhouse gas emissions for decades to come. In addition to curbing a direct source of emissions, the decarbonization of electricity production also enables the decarbonization of the transportation and industrial sectors as electrification efficiencies are implemented.

Failure to set ambitious decarbonization targets in line with 1.5°C pathways, and to align companies’ business plans and policy influence to those targets, is a failure of strategy and corporate governance, for which long-term investors should hold directors accountable. At companies where the production, processing, sale, and/or consumption of fossil fuels is central to their core business, and GHG emissions reductions have profound strategic implications, the board chair, and lead independent director where the position exists, should be held accountable.

In 2023, we have updated our metrics to more closely align with the Climate Action 100+ Net Zero Benchmark Indicators for the power generation sector, while still focusing on the three core pillars of target setting, capital allocation, and policy influence. This allows for a more standardized assessment across companies that is broadly accepted by investors.

Target setting

Climate Action 100+ Net Zero Benchmark Indicators
Disclosure Indicator 1.1	The company has set an ambition to achieve net zero GHG emissions by 2050 or sooner.	✓
Disclosure Indicator 1.1A	The company has made a qualitative net zero GHG emissions ambition statement that explicitly includes at least 95% of its Scope 1 and 2 emissions.	✓
Disclosure Indicator 1.1B	The company’s net zero GHG emissions ambition covers the most relevant Scope 3 GHG emissions categories for the company’s sector, where applicable.	NA
Disclosure Indicator 3.1	The company has set a target for reducing its GHG emissions by between 2026 and 2035 on a clearly defined scope of emissions.	✓
Disclosure Indicator 3.2	The medium-term (2026 to 2035) GHG reduction target covers at least 95% of scope 1 & 2 emissions and the most relevant scope 3 emissions (where applicable).	✓
Disclosure Indicator 3.2A	The company has specified that this target covers at least 95% of its total scope 1 and 2 emissions.	✓
Disclosure Indicator 3.2B	If the company has set a scope 3 GHG emissions target, it covers the most relevant scope 3 emissions categories for the company’s sector (for applicable sectors), and the company has published the methodology used to establish any scope 3 target.	NA
Disclosure Indicator 3.3	The target (or, in the absence of a target, the company’s latest disclosed GHG emissions intensity) is aligned with the goal of limiting global warming to 1.5°C.	X

Despite the acceleration of AEP’s net zero target to 2045 in October 2022,8 the company’s decarbonization trajectory remains out of alignment with IEA’s 2035 deadline for net zero emissions from electricity production in advanced economies.9 Additionally, AEP adjusted its near-term CO2 emissions reduction target from a 2000 baseline to a 2005 baseline. 10 The company does not indicate how this adjustment will impact its decarbonization trajectory.

Though AEP upgraded its 2030 target to include full scope 1 emissions, the company has not publicly disclosed how its net zero targets account for power purchased for resale. Coal-fired generation purchased for resale accounted for 9% of AEP’s total net generation in 2021.11 In August 2022, AEP sold its Cardinal 1 coal plant (595 MW) and agreed to purchase 100% of the output through 2028 via a purchase power agreement.12 The company continues to lag behind investor-owned peers such as Duke Energy, which expanded its net zero goals to include GHG emissions from the power purchased for resale.13

Furthermore, AEP continues to exclude the coal-fired emissions that result from its ownership stake in the Ohio Valley Electric Corporation (OVEC) from its coal fleet transition plan.14 AEP’s 43.47% ownership stake in OVEC is by far the largest equity stake in the entity, which is owned by a consortium of utilities.15 AEP categorized carbon emissions from OVEC’s two coal-fired plants under “purchased power,” thereby excluding these emissions from the scope of the company’s net zero targets.16

Capital allocation and investment plans

Climate Action 100+ Net Zero Benchmark Indicators
Capital Allocation Alignment Assessment (Carbon Tracker) 1: Coal Phase-Out	Has the company announced a full phase-out of coal units by 2040 that is consistent with Carbon Tracker Initiative's (CTI’s) interpretation of the International Energy Agency’s (IEA’s) Beyond 2°C Scenario (B2DS)?	X
Capital Allocation Alignment Assessment (Carbon Tracker) 2: Gas Phase-Out	Has the company announced a full phase-out of gas units by 2050 that is consistent with CTI's interpretation of the IEA’s B2DS?	X

AEP has yet to announce a total phase-out of its coal units. The company expects a 47% reduction in nameplate coal capacity as a percentage of total capacity by 2032, although coal will remain at 19% of total capacity in 2030.17 According to Carbon Tracker data within the Climate Action 100+ Benchmark, over 40% of the company’s operating and planned coal capacity closure timeline remains misaligned with a Below 2°C Scenario (B2DS), let alone a 1.5°C scenario which would require even faster closure timelines.18

AEP projects fossil gas to be 20% of its total capacity in 2032.19 The company nameplate capacity projections include the addition of 1,528 MW of natural gas to meet the company’s 10-year resource needs.20 The company described these additions as peaking units and fuel switching. However, 57% of the company’s operating and planned gas capacity remains misaligned with a B2DS scenario, let alone a 1.5°C scenario that would require accelerated closure timelines.21

Policy influence

Climate Action 100+ Net Zero Benchmark Indicators
Climate Policy Engagement Alignment (Influence Map) 1: Organization Score	The level of company support for (or opposition to) Paris Agreement-aligned climate policy.	46%
Climate Policy Engagement Alignment (Influence Map) 2: Relationship Score	The level of a company’s industry associations’ support for (or opposition to) Paris Agreement-aligned climate policy.	47%

AEP has not made a specific commitment to conduct all of its lobbying in line with the goals of the Paris Agreement, and it generally opposes U.S. federal and state climate policy.22 Though AEP discloses its trade association memberships, it remains a member of industry associations that negatively influence climate policy, such as the U.S. Chamber of Commerce and the National Association of Manufacturers.23

In August 2022, AEP received a second subpoena from the Securities & Exchange Commission (SEC) for documents relating to the passage of Ohio House Bill 6 (HB6) and the related legislation bribery scandal.24 HB6 included a $1 billion bailout to keep two nuclear plants in northern Ohio running. In exchange for the bailout, an Ohio-based electric utility funneled money through 501(c)(4) organizations to support the election of Rep. Larry Householder to lead the Ohio House of Representatives.25 Though the SEC’s investigation is ongoing, no AEP employee has been charged with a related crime.26 To date, AEP continues to directly benefit from HB6’s weakening of Ohio’s clean energy standards. HB6 has cost Ohioans $173 million in ratepayer-funded subsidies for two coal-fired power plants owned by OVEC – of which AEP has by far the largest ownership stake.27

At Householder’s March 2023 trial, AEP was mentioned multiple times during witness testimony. Householder’s top political consultant described how, in 2020, he had met with current AEP executive board chairman, Nicholas Akins, to discuss a “term limits” ballot initiative that would have potentially allowed Householder to remain in power for an additional 16 years.28 After that meeting, Empowering Ohio’s Economy, a 501(c)(4) group funded solely by AEP, publicly disclosed that it paid $500,000 - the first of ten installments - to a group created to alter Ohio’s term-limits law and directly benefit Householder named the “Coalition for Term Limits.”29 This disclosure was made public via an annual Form 990 report to the IRS.30 Householder’s March 2023 trial ended with his conviction for participation in a racketeering conspiracy that involved $60 million in bribes paid by another Ohio-based utility company.31

Conclusion: AEP has failed to align its decarbonization trajectory with IEA’s 2035 deadline for net zero emissions from electricity production in advanced economies, align over 40% of the company’s operating and planned coal capacity with a B2DS or a 1.5°C scenario, and make a specific commitment to conduct all of its lobbying in line with the goals of the Paris Agreement, and its general opposition to U.S. federal and state climate policy. Therefore, we recommend that shareholders vote AGAINST Executive Chair Nicholas K. Akins, Lead Director Sara Martinez Tucker, and the following members of the Corporate Governance Committee: Sandra Beach Lin, Ben Fowke, Art A. Garcia at the company’s annual meeting on April 25, 2023.

1 Ceres, et al., Benchmarking Air Emissions of the 100 Largest Electric Power Producers in the United States, September 2022, https://www.sustainability.com/globalassets/sustainability.com/thinking/pdfs/2022/benchmarking-air-emissions-2022.pdf p. 22

2 Ceres, et al., Benchmarking Air Emissions of the 100 Largest Electric Power Producers in the United States, September 2022, https://www.sustainability.com/globalassets/sustainability.com/thinking/pdfs/2022/benchmarking-air-emissions-2022.pdf p. 9

3 AEP, AEP 2022 Factbook, November 2022, https://www.aep.com/Assets/docs/investors/eventspresentationsandwebcasts/2022Factbook.pdf, p. 11

4 AEP, EEI Investor ESG Report, 2022, https://aepsustainability.com/performance/docs/2022_EEI_ESG_Report.pdf, p. 16

5 Climate Action 100+, “Companies,” https://www.climateaction100.org/whos-involved/companies/, accessed March 29, 2023

6 U.S. Energy Information Administration, “Frequently Asked Questions,” https://www.eia.gov/tools/faqs/faq.php?id=75&t=11, accessed March 28, 2023

7 Ceres, et al., Benchmarking Air Emissions of the 100 Largest Electric Power Producers in the United States, September 2022, https://www.sustainability.com/globalassets/sustainability.com/thinking/pdfs/2022/benchmarking-air-emissions-2022.pdf, p. 7

8 AEP, SEC Filing on Schedule 14A, March 15, 2023, https://www.sec.gov/ix?doc=/Archives/edgar/data/4904/000000490423000037/aep-20230315.htm

9 IEA, Achieving Net Zero Electricity Sectors in G7 Members, October 2021, https://iea.blob.core.windows.net/assets/9a1c057a-385a4659-80c5-3ff40f217370/AchievingNetZeroElectricitySectorsinG7Members.pdf, p. 38, pertaining to the IEA Net Zero by 2050 scenario

10 AEP, SEC Filing on Schedule 14A, March 15, 2023, https://www.sec.gov/ix?doc=/Archives/edgar/data/4904/000000490423000037/aep-20230315.htm

11 AEP, EEI Investor ESG Report, 2022, https://aepsustainability.com/performance/docs/2022_EEI_ESG_Report.pdf pp. 16, 18

12 AEP, February/March Investor Meetings, February 27-March 1, 2023, https://www.aep.com/Assets/docs/investors/eventspresentationsandwebcasts/Feb-March2023InvestorMtg_Handout.pdf, p. 31

13 Duke Energy, “Duke Energy expands clean energy action plan,” Duke Energy NEws Center, February 9, 2022, https://news.duke-energy.com/releases/duke-energy-expands-clean-energy-action-plan

14 AEP, 57th EEI Financial Conference, November 13-15, 2022, https://www.aep.com/Assets/docs/investors/eventspresentationsandwebcasts/2022EEIHandout.pdf, p. 38

15 Ohio Valley Electric Corporation, Annual Report - 2021, April 13, 2021, https://www.ovec.com/FinancialStatements/AnnualReport-2021-Signed.pdf, p. 2

16 David Pomerantz and Matt Kasper, “Many U.S. electric utilities plan slow decarbonization over next decade, out of sync with Biden plan”, Energy and Policy Institute, https://www.energyandpolicy.org/utilities-carbon-goal-biden-climate-plan/ (see “AEP deceptively scrubs its emissions accounting of an equity in OVEC coal plants”)

17 AEP, 57th EEI Financial Conference, November 13-15, 2022, https://www.aep.com/Assets/docs/investors/eventspresentationsandwebcasts/2022EEIHandout.pdf, p. 35

18 Climate Action 100+, Climate Action 100+ Net Zero Company Benchmark, Carbon Tracker data, October 2022, https://www.climateaction100.org/wp-content/uploads/2022/12/Downloadable-Excel_CA100-Benchmark_Dec-2022_CAAA-scores-v1.1.xlsx

19 AEP, 57th EEI Financial Conference, November 13-15, 2022, https://www.aep.com/Assets/docs/investors/eventspresentationsandwebcasts/2022EEIHandout.pdf, p. 39

20 AEP, 57th EEI Financial Conference, November 13-15, 2022, https://www.aep.com/Assets/docs/investors/eventspresentationsandwebcasts/2022EEIHandout.pdf, p. 152

21 Climate Action 100+, Climate Action 100+ Net Zero Company Benchmark, Carbon Tracker data, October 2022, https://www.climateaction100.org/wp-content/uploads/2022/12/Downloadable-Excel_CA100-Benchmark_Dec-2022_CAAA-scores-v1.1.xlsx

22 LobbyMap, “American Electric Power,” Influence Map Scoring, https://lobbymap.org/company/American-Electric-Power/projectlink/American-Electric-Power-In-Climate-Change, accessed March 29, 2023

23 LobbyMap, “American Electric Power,” Influence Map Scoring, https://lobbymap.org/company/American-Electric-Power/projectlink/American-Electric-Power-In-Climate-Change, accessed March 29, 2023

24 AEP, SEC Filing on Form 10-Q, October 27, 2022, https://www.sec.gov/ix?doc=/Archives/edgar/data/4904/000000490422000093/aep-20220930.htm, p. 16

25 USA TODAY Network Ohio Bureau, “Selling Out in the Statehouse,” Cincinatti.com, June 3, 2021, https://www.cincinnati.com/in-depth/news/politics/2021/06/03/ohio-corruption-house-bill-6-bribery-timeline-larry-householder/5248218001/

26 Mark Williams, “American Electric Power hit with second subpoena tied to nuclear bailout bill,” The Columbus Dispatch, October 28, 2022, https://www.dispatch.com/story/business/energy-resource/2022/10/28/aep-says-it-is-cooperating-with-feds-on-house-bill-6-investigation/69597296007/

27 Jake Zuckerman, “Coal plant subsidies from pay-for-play legislation have cost Ohioans $173 million,” Ohio Capital Journal, August 18, 2022, https://ohiocapitaljournal.com/2022/08/18/coal-plant-subsidies-from-pay-for-play-legislation-have-cost-ohioans-173-million/

28 Dave Anderson, “AEP’s former CEO met with Larry Householder about plan to weaken Ohio’s term limits, according to prosecution witness,” Energy and Policy Institute, March 17, 2023, https://www.energyandpolicy.org/aep-ceo-larry-householder/

29 Dave Anderson, “AEP’s former CEO met with Larry Householder about plan to weaken Ohio’s term limits, according to prosecution witness,” Energy and Policy Institute, March 17, 2023, https://www.energyandpolicy.org/aep-ceo-larry-householder/

30 Dave Anderson, “American Electric Power-backed dark money group spent over $1.5 million in 2020,” Energy and Policy Institute, November 22, 2021, https://www.energyandpolicy.org/american-electric-power-dark-money/

31 Laura A. Bischoff and Jessie Balmert, “Ex-Ohio House Speaker Larry Householder, former Ohio GOP leader Matt Borges found guilty,” The Columbus Dispatch, March 9, 2023,

https://www.dispatch.com/story/news/politics/2023/03/09/jury-verdict-larry-householder-matt-borges-ohio-corruption-racketeering/69955618007/